Exhibit 99.2

Borr Drilling Limited Announces Third Quarter 2025 Results

Hamilton, Bermuda, November 5, 2025: Borr Drilling Limited (NYSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the nine months ended September 30, 2025.

Highlights

•	Total operating revenues of $277.1 million, an increase of $9.4 million or 4% compared to the second quarter of 2025
•	Net income of $27.8 million, a decrease of $7.3 million or 21% compared to the second quarter of 2025
•	Adjusted EBITDA[1] of $135.6 million, an increase of $2.4 million or 2% compared to the second quarter of 2025
•	YTD 2025, the company was awarded 22 new contract commitments, representing more than 4,820 days and $625 million of potential contract revenue

CEO, Bruno Morand commented:

“Our third quarter results were strong, extending the rebound delivered in the second-quarter. With 23 of our 24 rigs active during the quarter, we demonstrated disciplined execution and commercial strength in contracting rigs despite a dynamic market. Revenue increased by $9.4 million this quarter over the second quarter and Adjusted EBITDA rose 2% to $135.6 million with a margin of 48.9%, confirming the quality of our earnings. Operational execution remained robust, with technical utilization of 97.9% and economic utilization of 97.4% across the active fleet, reflecting the continued strength and efficiency of our operations.

Following quarter end, we announced three contract extensions in Mexico. The Galar and Gersemi each received a two-year firm extension at improved commercial and payment terms. A third rig, the Njord, also received an extension. Mexico remains an important market for us. Collections restarted in September, with approximately $19 million received in September and October. These inflows, together with recent government actions to strengthen Pemex finances, are the basis for our confidence in the continued normalization of payments.

Today we also announced new commitments for our rigs Odin and Grid, expanding Borr Drilling’s footprint into the Gulf of America and Angola. These awards reflect our focused commercial strategy, deep customer relationships, and disciplined fleet management. They further diversify our customer and market portfolio, underscore our ability to navigate evolving conditions, and minimize idle time across the fleet. Following these awards, our 2026 coverage stands at 62% with an average dayrate of $140,000, including priced options.

We expect fourth quarter 2025 results to reflect fewer operating days, due to several rigs transitioning between contracts and the recent impact of sanctions-induced contract terminations in Mexico. Despite this, we anticipate full year 2025 Adjusted EBITDA in the range of $455 million to $470 million.

In recent quarters, we have experienced incremental jack-up demand across several international markets, absorbing available capacity and providing gradual relief to the headwinds from 2024. While near-term volatility may persist, clear signs of demand inflection in Saudi Arabia and Mexico - two of the world’s largest jack-up markets - together with incremental activity in other areas, provide us with confidence that the market is now past the trough. We foresee a tightening market in the near to medium term that we expect should support higher utilization and dayrates.

In closing, the Borr Drilling platform - built on operational excellence, customer centricity, and our premium jack-up fleet - remains our defining competitive advantage placing us uniquely to benefit from improving market conditions.”

1 The Company presents Adjusted EBITDA, which is a financial measure calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP). Adjusted EBITDA represents our periodic net income/(loss) adjusted for: depreciation of non-current assets, loss from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.
2 Excludes unexercised options, includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis

Management Discussion and Analysis

The discussion below compares the unaudited results for the third quarter of 2025 to the unaudited results of the second quarter of 2025.

In $ million	Q3 2025	Q2 2025	Change ($)	Change (%)
Total operating revenues	277.1	267.7	9.4	4%
Total operating expenses	(178.9)	(171.2)	(7.7)	4%
Operating income	98.0	96.5	1.5	2%
Total financial expenses, net	(58.6)	(56.4)	(2.2)	4%
Income tax expense	(11.3)	(4.8)	(6.5)	135%
Net income	27.8	35.1	(7.3)	(21)%
Adjusted EBITDA	135.6	133.2	2.4	2%

Cash and cash equivalents	227.8	92.4	135.4	147%
Total equity	1,140.1	1,012.6	127.5	13%

Three months ended September 30, 2025 compared to three months ended June 30, 2025

Total operating revenues were $277.1 million for the third quarter of 2025, an increase of $9.4 million or 4% compared to the second quarter of 2025. Total operating revenues consisted of $241.0 million in dayrate revenue, $26.7 million in bareboat charter revenue and $9.4 million in management contract revenue.

The overall increase in total operating revenue is primarily a result of the $2.5 million increase in dayrate revenue and the $6.4 million increase in bareboat charter revenue, in comparison to the prior quarter. The increase in dayrate revenue is primarily due to an increase in the number of operating days and dayrate for the rigs Ran and Thor, an increase in the number of operating days for the rigs Arabia II and Odin (in the previous quarter the Odin was earning bareboat charter revenue), and an increase in reimbursable revenue for the rig Gerd, offset by a decrease in dayrate revenue for the Prospector 1 due to a decrease in the number of operating days.

The increase in bareboat charter revenue is primarily due to the rigs Galar, Grid and Gersemi, which recommenced operations part way through the prior quarter, offset by the decrease in bareboat charter revenue for the Odin, which following its contract termination, commenced earning dayrate revenue under its new contract.

Total operating expenses for the third quarter of 2025 were $178.9 million, an increase of $7.7 million compared to the second quarter of 2025, primarily due to a $6.3 million increase in rig operating and maintenance expenses, an $0.9 million increase in depreciation and an $0.5 million increase in general and administrative expenses. The $6.3 million increase in rig operating and maintenance expenses is primarily due to the increase in reimbursable expenses for the rig Gerd.

Included in total operating revenues for the third quarter of 2025 is $21.2 million in reimbursable revenues, an increase of $4.2 million in comparison to the prior quarter. Included in total operating expenses is $15.2 million in reimbursable expenses, an increase of $4.7 million compared to the second quarter of 2025.

Total financial expenses, net, for the third quarter of 2025 were $58.6 million, an increase of $2.2 million compared to the second quarter of 2025. The overall increase is primarily due to a $3.8 million increase in foreign exchange losses as in the current quarter we recognized a foreign exchange loss of $2.4 million versus a foreign exchange gain of $1.4 million in the prior quarter.

Income tax expense for the third quarter of 2025 was $11.3 million, an increase of $6.5 million compared to the second quarter of 2025. The overall increase is primarily due to a $5.7 million one-off deferred tax asset recognized during in the prior quarter with no comparable in the current quarter.

Net income for the third quarter of 2025 was $27.8 million, a decrease of $7.3 million compared to $35.1 million in the second quarter of 2025.

Adjusted EBITDA for the third quarter of 2025 was $135.6 million, an increase of $2.4 million, or 2%, compared to the second quarter of 2025.

Liquidity and Cash Flows

The Company’s cash and cash equivalents as of September 30, 2025 were $227.8 million, compared to $92.4 million as of June 30,2025. In addition, the Company had $234.0 million of undrawn revolving credit facilities, resulting in total liquidity of $461.8 million at the end of the quarter.

Net cash provided by operating activities was $72.1 million, which includes $6.0 million of semi-annual cash interest payments on our Convertible Bonds and $13.2 million of income taxes paid. Operating cash flow for the quarter was impacted by a build-up of working capital, primarily driven by an approximately $42.0 million increase in trade receivables in Mexico and a $13.0 million increase in trade receivables relating to the Vali, compared to the previous quarter. In October, the Company received approximately $17.0 million related to the trade receivables in Mexico and $10 million related to the Vali.

Net cash used in investing activities was $33.9 million and is comprised of jack-up additions, primarily a result of activation costs, capital additions for drilling equipment and long-term maintenance costs.

Net cash provided by financing activities was $97.2 million mainly explained by $96.9 million in proceeds, net of issuance costs, from the Company’s July 2025 equity offering.

Financing and corporate developments

Debt

As of September 30, 2025, we had principal debt outstanding of $2,112.3 million, consisting of $1,229.1 million aggregate principal amount of senior secured notes due in 2028, $643.8 million aggregate principal amounts of senior secured notes due in 2030 and $239.4 million aggregate principal amount of unsecured Convertible Bonds due in 2028.

During the quarter, the Company amended and restated the existing Super Senior Revolving Facility Agreement to, among other things, upsize the super-senior revolving credit facility to $200.0 million (the “SSRCF”). Additionally, the Company entered into a new $34.0 million Senior Secured Revolving Facility Agreement (the “SRCF”). As of September 30, 2025, the SSRCF and the SRCF were undrawn, with total available borrowings of $234.0 million.

The Company also has a $45.0 million senior secured guarantee facility, under which we had $37.5 million utilized as of September 30, 2025.

Equity

In the third quarter of 2025, the Company issued 50,000,000 new shares at an offer price of $2.05 per share for total gross proceeds of $102.5 million.

The Company’s issued share capital as of September 30, 2025 was $29,440,000 divided into 294,400,000 shares with a par value of $0.10 per share.

During the quarter ended March 31, 2025, the Company cancelled 19,680,391 shares out of the 25,000,000 shares which the Company had made available pursuant to a share lending agreement (“SLA”) for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convertible Bonds due in 2028. The remaining 5,319,609 loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or upon decrease in the demand for hedging shares for other reasons, or upon expiry of the SLA. The number of issued shares excluding the loan shares available was 289,080,391 at September 30, 2025.

The Company’s authorized number of shares is 365,000,000 and the authorized share capital is $36,500,000.00.

CEO Transition

Pursuant to a multi-year succession planning process, the Company’s Board of Directors reached a unanimous decision to appoint Chief Commercial Officer Bruno Morand as successor to Chief Executive Officer Patrick Schorn, effective September 1, 2025. Upon Mr. Morand’s transition, Mr. Schorn became Executive Chair of the Company’s Board of Directors, while then-Chairman Tor Olav Trøim transitioned to serve as a Director of the Board. Additionally, existing Director Dan Rabun became Lead Independent Director.

Fleet, Operations and Contracts

The Company’s fleet consists of 24 modern jack-up rigs, all built after 2010. Since the publication of our second quarter 2025 report, the Company has secured new contract commitments for the rigs Odin, Natt, Prospector 1, Galar, Gersemi, Njord and Grid.

As of the date of this report, 23 of our 24 rigs are either contracted or committed: six in Southeast Asia, three in the Middle East, five in Africa, seven in Mexico, one in the North Sea and one in South America.

Year to date 2025, the company has been awarded 22 new contract commitments, representing more than 4,820 days and $625 million of potential contract revenue. In October 2025, the Company announced that it had issued termination notices for the contracts for rigs Odin and Hild in Mexico (originally contracted to November 2025 and March 2026, respectively), following the recent implementation of international sanctions affecting a counterparty, and expects an adverse financial impact on the Company’s revenue backlog of approximately $20 million.

The Company’s total contract revenue backlog (excluding unexercised options, and including bareboat charter contracts adjusted to a gross dayrate-equivalent basis) at September 30, 2025 was $1.11 billion and is $1.25 billion as of the date of this report.

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 97.9% in the third quarter of 2025, and the economic utilization was 97.4%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 91.33% in September 2025, a decrease of 0.6 percentage points from June 2025. The marketed utilization for the modern jack-up fleet (rigs built after year 2000) was 93.1% at the end of September 2025, and currently stands at 93.2%.

Currently, there are 301 modern jack-ups contracted, representing a decrease of approximately 10 units as compared to the peak high in early 2024.

As of the date of this report, 11 newbuild rigs remain under construction and they account for 2.5% of the global marketed jack-up fleet. However, we expect that few of these rigs will join the marketed fleet in the near future due to many being in the early stages of construction and the ongoing supply chain challenges.

Risks and uncertainties 2

Borr Drilling is exposed to a number of risks related to the Company’s financial position, operations and the industry in which it operates.

In the third quarter of 2025, energy commodity prices remained relatively stable compared to the second quarter of 2025. Brent oil prices in the third quarter of 2025 averaged approximately $69 per barrel, compared to $68 per barrel in the second quarter of 2025. Uncertainty persists in the market and oil benchmark prices are expected to remain volatile, in light of, among other factors, the implementation of tariffs and potential further tariffs, incremental oversupply and the current global economic uncertainty and geopolitical events affecting supply and demand. The geopolitical unrest, including in the Middle East, and any expansion or increase of trade tensions, may result in oil supply disruptions and cause further volatility in commodity prices. We remain subject to risks relating to the volatility of our industry and the risk that demand and dayrates could decline further.

Our business may experience supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not remain at current levels, and may decline. In 2025, we received noticed of temporary suspensions for certain rigs, and while most of the suspended rigs have since recommenced operations, any future suspensions or decline in demand for services of jack-up rigs could have a negative effect on the Company. We took delivery of the newbuildings Vali and Var in the fourth quarter of 2024. The Var has yet to be contracted with a customer. The delivery of the new rigs Vali and Var in the fourth quarter of 2024 has increased the size of fleet and the risks we face including the risk of a decline in demand.

We have outstanding $1,229.1 million aggregate principal amount of 10% senior secured notes due 2028, $643.8 million aggregate principal amount of 10.375% senior secured notes due 2030, and $239.4 million aggregate principal amount of unsecured Convertible Bonds due 2028.

We are subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facilities, risks relating to covenant limitations and the interest and other payments due on our senior secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness, including the risk that we may not be able to refinance our debt as it matures.

Conference call

A conference call and webcast is scheduled for 10:00 AM New York Time (16:00 CET) on Thursday November 6, 2025 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company’s website, www.borrdrilling.com.

2 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Forward looking statements

This announcement and related discussions include forward looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding industry trends and market outlook, supply/demand expectations, statements about expected activity and state of the market and expectations of a rebound in the near to medium term, expected activity levels in the jack-up rig and oil industry, contract revenue backlog and potential contract revenue, contracts and contract commitments, contract start dates and rates, options, contract commitments, LOIs and LOAs, contract coverage, potential revenue, including rates that may be achieved, guidance on results of operations including expected 2025 Adjusted EBITDA, expected trends in dayrates, market conditions, statements about the global jack-up fleet, including the number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, statements about the expected normalizing of payment of receivables to us from our Mexico operations, and statements made under “Market” and “Risk and uncertainties” above, and other non-historical statements. These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry and industry conditions, business, the risk that our actual results of operations in current or future periods differ materially from expected results or guidance discussed herein, the actual timing of payments to us and the risk of delays in payments or receivables to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, the risk of customers becoming subject to sanctions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that contract revenue backlog and potential contract revenue will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts  or that contracts are not performed as expected, risks relating to contracting our most recently delivered rigs and other available rigs, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension or termination of operations, including as a result of customers becoming subject to sanctions, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our convertible bonds due 2028, and debt under our revolving credit facilities and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facilities and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, including risks related to dilution from any future offering of shares or convertible bonds, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with and submissions to the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

November 5, 2025

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company’s Unaudited Net Income to Adjusted EBITDA.

(in US$ millions)	Q3 2025	Q2 2025
Net income	27.8	35.1
Depreciation of non-current assets	37.6	36.7
Loss from equity method investments	0.3	0.2
Total financial expense, net	58.6	56.4
Income tax expense	11.3	4.8
Adjusted EBITDA	135.6	133.2

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Operating revenues
Dayrate revenue	241.0	202.1	681.7	623.4
Bareboat charter revenue	26.7	27.4	54.6	65.3
Management contract revenue	9.4	12.1	25.1	23.8
Related party revenue	—	—	—	35.0
Total operating revenues	277.1	241.6	761.4	747.5

(Loss) / gain on disposals	(0.2)	0.2	0.2	0.6

Operating expenses
Rig operating and maintenance expenses	(128.5)	(114.3)	(360.5)	(342.4)
Depreciation of non-current assets	(37.6)	(31.8)	(110.2)	(95.5)
General and administrative expenses	(12.8)	(12.0)	(36.2)	(37.0)
Total operating expenses	(178.9)	(158.1)	(506.9)	(474.9)

Operating income	98.0	83.7	254.7	273.2

(Loss) / income from equity method investments	(0.3)	(1.6)	(2.3)	1.3

Financial income (expenses), net
Interest income	1.1	1.6	2.2	5.4
Interest expense	(56.4)	(53.5)	(171.7)	(154.5)
Other financial expenses, net	(3.3)	(5.0)	(8.2)	(21.0)
Total financial expenses, net	(58.6)	(56.9)	(177.7)	(170.1)

Income before income taxes	39.1	25.2	74.7	104.4
Income tax expense	(11.3)	(15.5)	(28.7)	(48.6)
Net income attributable to shareholders of Borr Drilling Limited	27.8	9.7	46.0	55.8
Total comprehensive income attributable to shareholders of Borr Drilling Limited	27.8	9.7	46.0	55.8

Basic income per share	0.10	0.04	0.18	0.22
Diluted income per share	0.10	0.04	0.18	0.22
Weighted-average shares outstanding - basic	275,460,333	250,974,773	252,702,038	251,625,161
Weighted-average shares outstanding - diluted	311,607,780	254,890,897	254,020,757	255,576,088

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions except share data)

	September 30, 2025	December 31, 2024
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	227.8	61.6
Restricted cash	1.0	0.9
Trade receivables, net	224.0	184.3
Prepaid expenses	12.8	8.4
Deferred mobilization and contract preparation costs	31.2	40.6
Accrued revenue	125.8	107.7
Due from related parties	10.2	85.1
Other current assets	32.6	28.0
Total current assets	665.4	516.6

Non-current assets
Property, plant and equipment	2.0	2.8
Jack-up drilling rigs, net	2,770.3	2,823.2
Equity method investments	12.2	14.5
Other non-current assets	72.1	62.5
Total non-current assets	2,856.6	2,903.0
Total assets	3,522.0	3,419.6

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables	58.4	81.6
Accrued expenses	71.7	68.0
Short-term accrued interest and other items	75.8	30.6
Short-term debt	118.1	118.1
Short-term deferred mobilization, demobilization and other revenue	34.2	27.1
Other current liabilities	51.0	84.2
Total current liabilities	409.2	409.6

Non-current liabilities
Long-term debt	1,937.6	1,992.5
Long-term deferred mobilization, demobilization and other revenue	33.5	21.0
Other non-current liabilities	1.6	3.2
Total non-current liabilities	1,972.7	2,016.7
Total liabilities	2,381.9	2,426.3

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 365,000,000 (2024:315,000,000) shares, issued 294,400,000 (2024: 264,080,391) shares and outstanding 285,872,798 (2024: 244,926,821) shares	29.5	26.5
Treasury shares	(19.5)	(20.9)
Additional paid in capital	441.9	340.8
Contributed surplus	1,919.0	1,923.7
Accumulated deficit	(1,230.8)	(1,276.8)
Total equity	1,140.1	993.3
Total liabilities and equity	3,522.0	3,419.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Cash flows from operating activities
Net income	27.8	9.7	46.0	55.8
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash compensation expense related to share based employee and directors’ compensation	2.5	2.5	8.5	6.1
Depreciation of non-current assets	37.6	31.8	110.2	95.5
Amortization of deferred mobilization and contract preparation costs	10.4	13.3	35.1	45.1
Amortization of deferred mobilization, demobilization and other revenue	(13.1)	(10.4)	(35.2)	(79.1)
Loss / (gain) on disposal of assets	0.2	(0.2)	(0.2)	(0.6)
Amortization of debt discount	1.7	1.7	5.1	5.1
Amortization of debt premium	(0.7)	(0.4)	(2.1)	(0.7)
Amortization of deferred finance charges	3.3	3.1	9.7	8.6
Bank commitment, guarantee and other fees	—	—	4.4	—
Change in fair value of financial instruments	—	0.3	—	—
Loss / (income) from equity method investments	0.3	1.6	2.3	(1.3)
Deferred income tax	0.9	3.0	(5.1)	7.4
Change in assets and liabilities:
Amounts due from related parties	(3.8)	0.1	71.5	10.8
Accrued expenses	3.6	2.1	6.8	(9.9)
Accrued interest	46.1	39.7	48.6	37.5
Other current and non-current assets	(43.0)	(55.8)	(85.2)	(136.4)
Other current and non-current liabilities	(1.7)	6.3	(3.3)	44.4
Net cash provided by operating activities	72.1	48.4	217.1	88.3

Cash flows from investing activities
Additions to jack-up drilling rigs	(33.9)	(14.1)	(72.3)	(36.1)
Purchase of property, plant and equipment	—	—	(0.1)	(0.4)
Additions to newbuildings	—	(173.3)	—	(183.0)
Net cash used in investing activities	(33.9)	(187.4)	(72.4)	(219.5)

Cash flows from financing activities
Proceeds from share issuance, net of issuance cost	96.9	—	96.9	—
Repayment of debt (1)	—	(85.0)	(70.7)	(162.8)
Cash distributions paid	—	(23.9)	(4.7)	(71.6)
Debt proceeds, gross of premium / (net of discount) and issuance costs	—	239.4	—	447.7
Purchase of treasury shares	—	—	(0.2)	—
Proceeds from exercise of share options	0.3	0.6	0.3	1.9
Net cash provided by financing activities	97.2	131.1	21.6	215.2
Net increase / (decrease) in cash, cash equivalents and restricted cash	135.4	(7.9)	166.3	84.0
Cash, cash equivalents and restricted cash at the beginning of the period	93.4	194.5	62.5	102.6
Cash, cash equivalents and restricted cash at the end of the period	228.8	186.6	228.8	186.6

Supplementary disclosure of cash flow information
Interest paid	(6.0)	(6.0)	(110.4)	(97.3)
Income taxes paid	(13.2)	(9.7)	(50.9)	(39.7)
Non-cash offset of other current and non-current assets and jack-up rigs	(0.4)	—	(9.5)	—

(1) Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

(In $ millions)	September 30, 2025	December 31, 2024
Cash and cash equivalents	227.8	61.6
Restricted cash	1.0	0.9
Total cash and cash equivalents and restricted cash	228.8	62.5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Movement in treasury shares	3,067	—	—	—	—	—	—
Share-based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6
Movement in treasury shares	(2,364,437)	—	(0.3)	0.3	—	—	—
Share-based compensation	—	—	—	1.8	—	—	1.8
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	31.7	31.7
Balance as at June 30, 2024	250,632,002	26.5	(9.1)	342.3	1,952.3	(1,312.8)	999.2
Movement in treasury shares	250,000	—	—	—	—	—	—
Share-based compensation	293,369	—	0.1	3.1	—	—	3.2
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	9.7	9.7
Balance as at September 30, 2024	251,175,371	26.5	(9.0)	345.4	1,928.4	(1,303.1)	988.2

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Cancellation of treasury shares	—	(2.0)	2.0	—	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Movement in treasury shares	(5,568,265)	—	(0.6)	0.6	—	—	—
Share based compensation	—	—	—	3.4	—	—	3.4
Distribution to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive loss	—	—	—	—	—	(16.9)	(16.9)
Balance as at March 31, 2025	239,308,556	24.5	(19.7)	344.8	1,919.0	(1,293.7)	974.9
Movement in treasury shares	(3,083,690)	—	(0.3)	0.3	—	—	—
Share based compensation	—	—	—	2.6	—	—	2.6
Total comprehensive income	—	—	—	—	—	35.1	35.1
Balance as at June 30, 2025	236,224,866	24.5	(20.0)	347.7	1,919.0	(1,258.6)	1,012.6
Issue of common shares	50,000,000	5.0	—	91.9	—	—	96.9
Movement in treasury shares	(508,734)	—	(0.1)	0.1	—	—	—
Share based compensation	156,666	—	0.6	2.2	—	—	2.8
Total comprehensive income	—	—	—	—	—	27.8	27.8
Balance as at September 30, 2025	285,872,798	29.5	(19.5)	441.9	1,919.0	(1,230.8)	1,140.1